                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                   For the fiscal year ended December 31, 1996

                                       or

[ ]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                For the transition period from _______ to _______

                         Commission file number 0-3134

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 INDIVIDUAL ACCOUNT RETIREMENT PLAN OF PARK-OHIO
               INDUSTRIES, INC. AND OTHER SPONSORING CORPORATIONS

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           PARK-OHIO INDUSTRIES, INC.
                               23000 EUCLID AVENUE
                              CLEVELAND, OHIO 44117

                                      INDEX

                                                           PAGE(S)
Report of Independent Auditors                             F-1

Financial Statements
Statements of Net Assets Available
   for Plan Benefits, with Fund Information
   as of December 31, 1996 and 1995                        F-2--F-3

Statements of Changes in Net Assets
   Available for Plan Benefits, with Fund
   Information for the Years Ended
   December 31, 1996 and 1995                              F-4--F-5

Notes to Financial Statements                              F-6--F-16
Schedule I: Schedule of Assets
   Held for Investment Purposes at
   December 31, 1996                                       F-17

Schedule II: Schedule of Reportable
   Transactions for the Year Ended
   December 31, 1996                                       F-18

                                    EXHIBITS

Exhibit
Number                    Description

23              Consent of Independent Auditors


* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                           Individual Account Retirement Plan
                                           Of Park-Ohio Industries, Inc. and
                                           other Sponsoring Corporations

                                           Date:   June 27, 1997

                                           By   /s/ James S. Walker
                                                --------------------------------
                                                    James S. Walker
                                                    Vice President and Chief
                                                    Financial Officer

                         Report of Independent Auditors

Plan Administrative Committee
Individual Account Retirement Plan of
   Park-Ohio Industries, Inc. and Other
   Sponsoring Corporations

We have audited the accompanying statements of net assets available for plan benefits of the Individual Account Retirement Plan of Park-Ohio Industries and Other Sponsoring Corporations as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1996 and 1995 and the changes in nets assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1996, and reportable transactions for the year then ended, are presented for the purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The Fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather then to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund information have been subjected to the auditing procedures applied in our audits of the 1996 and 1995 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1996 and 1995 financial statements taken as a whole.

                                                     /s/ Ernst & Young LLP

Cleveland, Ohio
June 27, 1997

                 Individual Account Retirement Plan of Park-Ohio
               Industries, Inc. and Other Sponsoring Corporations

               Statement of Net Assets Available for Plan Benefits

                                December 31, 1996

                                                                                     Funds
                                   ------------------------------------------------------------------------------


                                                                 Money                    Income &      Equity
                                      Equity         Bond        Market    International   Growth       Income
                                   ------------------------------------------------------------------------------
ASSETS

Investments, at fair value:
   KeyCorp Prism Money Market Fund  $       398    $      681   $ 5,820,308               $    126    $      113
   KeyCorp Victory Intermediate
    Income Bond Fund                                3,346,926
   KeyCorp Victory Value Fund        12,019,795
   Fidelity Advisor Income & Growth                                                        910,277
     Fund
   Fidelity Advisor Equity Income                                                                      3,646,634
     Fund A
   KeyCorp Victory International
    Growth Fund                                                               $696,643
Park-Ohio Industries Common Stock
Participant loans
                                   ------------------------------------------------------------------------------
                                     12,020,193     3,347,607     5,820,308    696,643     910,403     3,646,747

Employer contribution receivable          9,990         1,925        13,598      2,445       5,228        10,321
Employee contribution receivable         15,405         3,402        19,200      5,270      14,780        23,829
Accrued fees and expenses                  (103)         (411)         (719)       (82)       (123)         (452)
                                   ------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR
   PLAN BENEFITS                    $12,045,485    $3,352,523   $ 5,852,387   $704,276    $930,288    $3,680,445
                                   ===============================================================================


                                   ------------------------------------------

                                       Park-Ohio
                                        Common       Loan
                                         Stock       Fund         Total
                                   ------------------------------------------
ASSETS

Investments, at fair value:
   KeyCorp Prism Money Market Fund    $   30,480              $ 5,852,106
   KeyCorp Victory Intermediate
    Income Bond Fund                                            3,346,926
   KeyCorp Victory Value Fund                                  12,019,795
   Fidelity Advisor Income & Growth                               910,277
     Fund
   Fidelity Advisor Equity Income                               3,646,634
     Fund A
   KeyCorp Victory International
    Growth Fund                                                   696,643
Park-Ohio Industries Common Stock      1,510,727                1,510,727
Participant loans                                  $22,190         22,190
                                   ----------------------------------------
                                       1,541,207    22,190     28,005,298

Employer contribution receivable           2,330                   45,837
Employee contribution receivable             323                   82,209
Accrued fees and expenses                 (2,229)                  (4,119)
                                   ----------------------------------------

NET ASSETS AVAILABLE FOR
   PLAN BENEFITS                      $1,541,631   $22,190    $28,129,225
                                   ========================================

See notes to financial statements.

                 Individual Account Retirement Plan of Park-Ohio
               Industries, Inc. and Other Sponsoring Corporations

               Statement of Net Assets Available for Plan Benefits

                                December 31, 1995

                                                                       Funds
                                                ------------------------------------------------------
                                                                                         Money
                                                      Equity            Bond             Market              Total
                                                -------------------------------------------------------------------------
ASSETS

Investments, at fair value:
   KeyCorp Prism Money Market Fund                 $      14,315    $       9,883     $    3,709,035    $     3,733,233
   KeyCorp Small Capitalization Value
     Liquidation Fund                                      6,246                                                  6,246
   KeyCorp Technology Liquidation Fund                    29,471                                                 29,471
   KeyCorp Victory Intermediate Income Bond
     Fund                                                               3,784,851                             3,784,851
   KeyCorp Victory Value Fund                          8,812,765                                              8,812,765
                                                -------------------------------------------------------------------------
                                                       8,862,797        3,794,734          3,709,035         16,366,566

Contributions refundable to participants                 (63,418)         (15,185)           (10,719)           (89,322)
Accrued investment income                                     22               61                 47                130
Accrued fees and expenses                                (11,046)          (4,845)            (4,625)           (20,516)
                                                -------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS             $   8,788,355    $   3,774,765     $    3,693,738    $    16,256,858
                                                =========================================================================


See notes to financial statements.

                 Individual Account Retirement Plan of Park-Ohio
               Industries, Inc. and Other Sponsoring Corporations

                             Statement of Changes in
                     Net Assets Available for Plan Benefits

                          Year Ended December 31, 1996

                                                                                          Funds
                                     ------------------------------------------------------------------------------------

                                                                        Money                   Income &
                                         Equity           Bond         Market     International  Growth    Equity Income
                                     ------------------------------------------------------------------------------------
ADDITIONS
Interest income                        $        325    $       386   $       309   $       28   $       34   $       88
Dividend income                             152,313        214,944                      1,596       16,816       42,074
Other income                                 34,452          5,957         2,878        1,897            8        1,434
Contributions from  Employer                126,536         29,029       190,948       30,410       65,571      145,488
Contributions from participants             567,238        138,214       349,234      113,740      253,476      602,331
Transfers from RB&W ESOP                    799,713         88,692       380,448      195,094      319,972      641,549
Transfer from RB&W Retirement &
   Savings Plan                           1,475,777        448,606       621,071      368,372                 1,523,369
Transfer from other plans                    19,243          3,713        30,338        4,133       21,312       15,353
Unrealized appreciation (depreciation)
   in fair value of investments           1,107,367       (125,653)      212,012        5,552       54,021      221,441
Realized gain                             1,071,087         13,299        29,488       29,757        8,755      156,390
                                     ------------------------------------------------------------------------------------
                                          5,354,051        817,187     1,816,726      750,579      739,965    3,349,517

DEDUCTIONS
Distributions to participants              (948,349)      (300,030)     (546,798)     (25,347)     (17,536)    (210,133)
Loan repayments
Transfers (to) from other funds          (1,107,530)      (926,724)      898,336      (17,232)     208,695      553,124
Trustee fees and expenses                   (41,042)       (12,675)       (9,615)      (3,724)        (836)     (12,063)
                                     ------------------------------------------------------------------------------------
Net increase (decrease)                   3,257,130       (422,242)    2,158,649      704,276      930,288    3,680,445
Net assets available for plan
   benefits at beginning of year          8,788,355      3,774,765     3,693,738
                                     ------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR PLAN
   BENEFITS AT END OF YEAR             $ 12,045,485    $ 3,352,523   $ 5,852,387   $  704,276   $  930,288   $3,680,445
                                     ====================================================================================


                                     -----------------------------
                                       Park-Ohio
                                         Common         Loan
                                         Stock          Fund         Total
                                     --------------------------------------------
ADDITIONS
Interest income                        $     1,459     $ (3,558)   $       (929)
Dividend income                                                         427,743
Other income                                    48                       46,674
Contributions from  Employer                32,806                      620,788
Contributions from participants            134,594                    2,158,827
Transfers from RB&W ESOP                 1,537,163                    3,962,631
Transfer from RB&W Retirement &
   Savings Plan                                          50,641       4,487,836
Transfer from other plans                   28,172                      122,264
Unrealized appreciation (depreciation)
   in fair value of investments           (578,078)                     896,662
Realized gain                                                         1,308,776
                                     --------------------------------------------
                                         1,156,164       47,083      14,031,272

DEDUCTIONS
Distributions to participants               (2,635)                  (2,050,828)
Loan repayments                                         (24,893)        (24,893)
Transfers (to) from other funds            391,331
Trustee fees and expenses                   (3,229)                     (83,184)
                                     --------------------------------------------
Net increase (decrease)                  1,541,631       22,190      11,872,367
Net assets available for plan
   benefits at beginning of year                                     16,256,858
                                     --------------------------------------------

NET ASSETS AVAILABLE FOR PLAN
   BENEFITS AT END OF YEAR             $ 1,541,631     $ 22,190    $ 28,129,225
                                     ============================================



See notes to financial statements.

                      Individual Account Retirement Plan of
                         Park-Ohio Industries, Inc. and
                          Other Sponsoring Corporations

                             Statement of Changes in
                     Net Assets Available for Plan Benefits

                          Year Ended December 31, 1995

                                                          Funds
                                ------------------------------------------------------------
                                                                    Money                     Segregated
                                     Equity           Bond          Market        Interim       Account        Total
                                -----------------------------------------------------------------------------------------
ADDITIONS
Interest income                    $       801   $         890    $   198,266    $  10,940    $   2,271     $    213,168
Dividend income                        175,703         204,975                                                   380,678
Other income                            56,576          18,060            (93)                                    74,543
Contributions from  Employer           228,164         100,431        120,402                    25,319          474,316
Contributions from participants        507,535         199,959        209,600                    51,733          968,827
Transfers from other plans              41,813          22,412         12,078          130                        76,433
Net appreciation in fair value
  of investments                     1,627,235         158,732         20,311                                  1,806,278
Realized gain                          370,319         107,481            269                                    478,069
                                -----------------------------------------------------------------------------------------
                                     3,008,146         812,940        560,833       11,070       79,323        4,472,312
DEDUCTIONS
Distributions to participants         (768,741)       (446,586)      (609,161)     (55,604)     (41,770)      (1,921,862)
Trustee fees and expenses              (57,218)        (26,922)       (26,902)      (1,318)                     (112,360)
Transfers from (to) other funds        178,309         (63,513)       140,347     (217,590)     (37,553)
                                -----------------------------------------------------------------------------------------
Net increase (decrease)              2,360,496         275,919         65,117     (263,442)           0        2,438,090
Net assets available for plan
   benefits at beginning of year     6,427,859       3,498,846      3,628,621      263,442                    13,818,768
                                -----------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR PLAN
   BENEFITS AT END OF YEAR         $ 8,788,355   $   3,774,765   $  3,693,738    $       0    $       0     $16,256,858
                                =========================================================================================


See notes to financial statements.

                      Individual Account Retirement Plan of
                         Park-Ohio Industries, Inc. and
                          Other Sponsoring Corporations

                          Notes to Financial Statements

                           December 31, 1996 and 1995

A.     SIGNIFICANT ACCOUNTING POLICIES

The accounting records of the Individual Account Retirement Plan (the "Plan") are maintained on the accrual basis.

Purchases of investments are recorded at cost and revalued to market values at the close of each day by the Plan Trustee. All investments are under the control and management of KeyCorp, the Trustee of the Plan.

Purchases and sales are accounted for on the trade date.

Investment income and realized and unrealized gains and losses are reported as net income derived from investment activities and are allocated among the individual accounts in proportion to their respective balances immediately preceding the valuation date.

The investments in Park-Ohio Industries, Inc. (the "Company") common stock, Key Trust Victory Value Fund, Key Trust Victory Intermediate Bond Fund, Key Trust Victory International Growth Fund, Fidelity Advisor Equity Income Fund A, and Fidelity Advisor Income & Growth Fund are valued as of the last reported trade price on the last business day of the period.

Investments in the Prism Money Market Fund are valued at market, which considers adjustments to the fund value for investment income and trustee expenses.

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

                      Individual Account Retirement Plan of
                         Park-Ohio Industries, Inc. and
                          Other Sponsoring Corporations

                    Notes to Financial Statements--Continued


B.     DESCRIPTION OF THE PLAN

The Plan, adopted by the Company and Other Sponsoring Corporations (the "Companies") effective January 1, 1985, is a defined contribution plan which covers substantially all eligible full time employees in the following classifications:

       1. Salaried employees of the Ohio Crankshaft Division of the Company, except such employment is not considered covered employment after March 4, 1989 for any employee who was an active participant in the Revised Non-Contributory Pension Plan for Hourly-Rated Employees of Ohio Crankshaft Division of Park-Ohio Industries, Inc. on or after July 10, 1983.

       2. Salaried employees of Bennett Industries, Inc. and hourly non-bargaining unit employees of all Bennett Divisions except Lithonia (prior to August 1, 1996).

       3. Non-bargaining unit employees of the Corporate Office of the Company, Tocco, Inc. the Park Drop Forge Division of the Company, Castle Rubber Company, and Cleveland City Forge Salary Employees, Kay Home Products, Inc. (Marsh Allan and Quaker Industries Divisions) (effective November 1, 1994), Cleveland City Forge-Division Hourly Employees (effective November 1, 1995), and RB&W Corporation (effective April 1, 1995).

       4. Employees of General Aluminum Manufacturing Company (effective January 1, 1995), Cicero Flexible Products (effective December 1,
              1995), Bargaining and Non-Bargaining Employees of Blue Falcon Forge (effective March 2, 1995), Bargaining and Non-Bargaining Employees of Geneva Rubber Company Division (effective March 1,
              1995), and Ajax Manufacturing Company and Advanced Vehicles Inc. (effective January 1, 1996).

       5. Bargaining unit employees of the Ohio Crankshaft Division, pursuant to a collective bargaining agreement between the Company and the United Automobile, Aerospace and Agricultural Implement Workers of America and its Local 91 (effective August 1, 1995), and bargaining unit employees of RB&W Corporation-Coraopolis Plant (effective April 1, 1996).

                      Individual Account Retirement Plan of
                         Park-Ohio Industries, Inc. and
                          Other Sponsoring Corporations

                    Notes to Financial Statements--Continued

B.     DESCRIPTION OF THE PLAN--CONTINUED

Generally, an employee in one of the above classifications becomes eligible to join the Plan after completing 30 days of continuous employment.

Individual accounts are maintained for all participants. All amounts are credited or charged to an account in terms of full and fractional investment units at the investment unit values determined as of the transaction date. Each participant designates how his share of the contributions is to be allocated among the seven investment funds (three funds in 1995) of the Plan described below:

     (a) Equity Fund--contributions and earnings are to be invested in marketable equity securities or in any common or collective fund comprised substantially of such investments. The fund invests primarily in stocks with above average yields and below average price/earnings ratios.

     (b) Bond Fund--contributions and earnings are to be invested in U.S. Government Securities, corporate bonds or in any common or collective fund comprised substantially of such investments. The fund invests in primarily investment grade debt securities with average maturities of 3-8 years.

     (c) Money Market Fund--contributions and earnings are to be invested in short-term investments such as certificates of deposit, U.S. Treasury Bills and commercial paper or in any common or collective fund comprised substantially of such investments.

     (d) Equity Income--contributions and earnings are to be invested in marketable equity securities or in any common or collective fund comprised substantially of such investments. The fund invests in stocks with above average dividends and which are generally undervalued.

     (e) Income & Growth--contributions and earnings are to be invested in marketable equity securities and debt securities or in any common or collective fund comprised substantially of such investments. The fund invests in stocks which have potential for growth or income and capital appreciation. The fund may invest up to 35% in below investment grade debt securities.

                      Individual Account Retirement Plan of
                         Park-Ohio Industries, Inc. and
                          Other Sponsoring Corporations

                    Notes to Financial Statements--Continued


B.     DESCRIPTION OF THE PLAN--CONTINUED

     (f) International Fund--contributions and earnings are to be invested in foreign equity securities or in any common or collective fund comprised substantially of such investments. The fund generally invests in equity securities in at least three different countries, excluding the U.S.

     (g) Company Stock Fund--contributions and earnings are to be invested in common shares of the company purchased on the open market.

The number of active participants in each investment option at December 31, 1996 and 1995 are as follows:

                                               1996               1995
                                         --------------------------------

           Company Stock Fund                   405
           Money Market Fund                  1,060               959
           Bond Fund                            885               949
           Equity Fund                        1,141             1,098
           Income  & Growth Fund                452
           International Fund                   342
           Equity Income Fund                   685

           * The total number of shares of participants in the Plan is less than the sum of the number of participants shown above because many individuals were participating in more than one fund.

Effective July 1, 1986, the Plan was amended to provide for contributions to be made to the Plan pursuant to a qualified cash or deferred arrangement under
Section 401(k) of the Internal Revenue Code. If a participant elects to have contributions made for him pursuant to such an arrangement, his compensation is reduced by the amount of such contributions elected and the participant's company makes Plan contributions equal to the amount of the reduction.

                      Individual Account Retirement Plan of
                         Park-Ohio Industries, Inc. and
                          Other Sponsoring Corporations

                    Notes to Financial Statements--Continued


B.     DESCRIPTION OF THE PLAN--CONTINUED

The Company may terminate the Plan at any time by resolution of its Board of Directors. In the event of the termination of the Plan, the beneficial interests of all participants under the Plan shall become fully vested.

C.     CONTRIBUTIONS

Contributions by employees to the plan are made via payroll deductions. Employees may contribute up to 16% of their compensation on a pre-tax basis, not to exceed $9,500 the IRS maximum for 1996 ($9,240 in 1995). Employee contributions are fully vested and non-forfeitable at all times.

The Plan provides for uniform rates of employer contributions for all eligible employees, regardless of employment classification, so that each participant is entitled to basic contributions equal to two percent of credited compensation paid by the employer. The basic contribution is allocated among the seven investment options (three funds in 1995) based on individual participant's investment allocation designation.

Contributions refundable to participants represent current year contributions that must be returned to employees to ensure Plan compliance with additional limitations in the Internal Revenue Code on contributions by highly compensated individuals. The employee contribution receivable is shown net of the contributions refundable for 1996. The total contributions refundable to participants were $58,654 and $89,952 in 1996 and 1995, respectively.

Effective January 1, 1996, the Plan implemented the Trust Talk System of Key Trust Company, which allows participants to make changes to their account via the telephone. The current provision of the system permits a participant to change their investment allocation percentages once every 30 days and change payroll deferral percentages on the first day of every quarter. We have obtained and read a service auditors report covering Key Corp. and Subsidiaries, which covers Key Trust Company of Ohio, N.A., detailing the controls in place over the automated system.

                      Individual Account Retirement Plan of
                         Park-Ohio Industries, Inc. and
                          Other Sponsoring Corporations

                    Notes to Financial Statements--Continued


D.     INVESTMENTS


Investments held by the Plan at December 31, 1996 and 1995 are summarized as follows:

                                      1996                             1995
                          ------------------------------- --------------------------------
                           MARKET VALUE       COST         MARKET VALUE        COST
                          ----------------------------------------------------------------

Prism Money Market Fund     $ 5,852,106   $  5,619,106         3,733,233       3,712,922
Victory Intermediate
   Income Fund                3,346,926      3,313,133         3,784,851       3,639,600
Victory Value Fund           12,019,795      9,292,747         8,812,765       7,359,100
EB Small Cap Value
   Liquidation Fund                                                6,246           4,987
EB Technology
   Liquidation                                                    29,471          22,160
   Fund
Victory International
   Growth Fund                  696,643        684,765
Fidelity Advisor Income
   & Growth Fund                910,277        856,257
Fidelity Advisor Equity
   Income Fund A              3,646,634      3,218,878
Park-Ohio Industries,
   Inc. Common Shares         1,510,727      2,088,705
Participant loans                22,190         22,190
                          ----------------------------------------------------------------

TOTAL INVESTMENTS           $28,005,298   $ 25,095,781       $16,366,566     $14,738,769
                          ================================================================

Realized gains and losses are calculated based upon historical cost of the securities using the average cost method.

                      Individual Account Retirement Plan of
                         Park-Ohio Industries, Inc. and
                          Other Sponsoring Corporations

                    Notes to Financial Statements--Continued

D.     INVESTMENTS--CONTINUED

                         Money                                                 Fidelity     Fidelity      Company
                         Market         Bond       Equity      International  Growth and     Equity        Stock
                          Fund          Fund        Fund           Fund       Income Fund  Income Fund      Fund         Total
                      --------------------------------------------------------------------------------------------------------------

 Year Ended
   December 31, 1996:
 Selling price        $ 1,947,946   $ 1,621,222  $ 3,369,835    $  265,512    $ 129,131    $ 707,587     $ 671,818   $ 8,713,051
 Cost                   1,918,458     1,607,923    2,298,748       235,755      120,376      551,197       671,818     7,404,275
                      --------------------------------------------------------------------------------------------------------------

REALIZED GAIN         $    29,488   $    13,299  $ 1,071,087    $   29,757    $   8,755    $ 156,390     $       0   $ 1,308,776

                      ==============================================================================================================

                        Money
                        Market       Bond         Equity      Interim   Segregated
                         Fund        Fund          Fund         Fund       Fund         Total
                     ---------------------------------------------------------------------------

Year Ended
  December 31, 1995:
     Selling price   $4,982,835   $6,711,247    $3,264,905    $272,842   $79,133     $15,310,962
     Cost             4,982,566    6,603,766     2,894,586     272,842    79,133      14,832,893
                     ---------------------------------------------------------------------------

                     $      269   $  107,481    $  370,319    $      0   $     0     $   478,069
                     ===========================================================================

                      Individual Account Retirement Plan of
                         Park-Ohio Industries, Inc. and
                          Other Sponsoring Corporations

                    Notes to Financial Statements--Continued

D.     INVESTMENTS--CONTINUED

The net unrealized appreciation (depreciation) of investments included in the Plan equity is as follows:

                                      Money
                                      Market        Bond         Equity    Interim    International   Growth and
                                       Fund         Fund          Fund       Fund         Fund       Income Fund
                                      ---------------------------------------------------------------------------

      Balance at December 31, 1994               $ (13,480)   $ (165,000)  $ (155)

      Change for the fiscal period    $ 20,311     158,731     1,627,235      155
                                      ---------------------------------------------------------------------------

      Balance at December 31, 1995      20,311     145,251     1,462,235        0

      Unrealized appreciation of
        investments transferred from
        RB&W plans                                  14,196       158,227              $6,319
                                      ---------------------------------------------------------------------------

      Balance at January 1, 1996        20,311     159,447     1,620,462               6,319

      Change for the fiscal period     212,012    (125,653)    1,107,367               5,552         $ 54,021
                                      ---------------------------------------------------------------------------

      BALANCE AT DECEMBER 31, 1996    $232,323   $  33,794   $ 2,727,829   $    0    $11,871         $ 54,021
                                      ===========================================================================

                                                       Company
                                         Equity         Stock
                                       Income Fund      Fund         Total
                                     -----------------------------------------

      Balance at December 31, 1994                              $ (178,635)

      Change for the fiscal period                               1,806,432
                                     ----------------------------------------

      Balance at December 31, 1995                               1,627,797

      Unrealized appreciation of
        investments transferred from
        RB&W plans                    $206,316                     385,058
                                     ----------------------------------------

      Balance at January 1, 1996       206,316                   2,012,855

      Change for the fiscal period     221,441      $(578,078)     896,662
                                     ----------------------------------------

      BALANCE AT DECEMBER 31, 1996    $427,757      $(578,078)  $2,909,517
                                     ========================================





                      Individual Account Retirement Plan of
                         Park-Ohio Industries, Inc. and
                          Other Sponsoring Corporations

                    Notes to Financial Statements--Continued

E.     BENEFITS

A participant is entitled to receive the full value of his account upon (1) normal retirement at age 65; (2) attainment of at least age 55 and 10 years of service; (3) death, or total and permanent disability as determined by the Plan Administrator upon the basis of competent medical opinion, or (4) termination of employment after seven years of credited service. Such benefits may be paid in a lump sum cash payment or through the purchase of a single premium annuity contract.

In the event of termination of employment, a participant has a vested right in his share of the Companies' contributions determined as follows:

                                                         Vested
             Credited Vesting Service                  Percentage
-----------------------------------------------------------------------
Less than 3 years                                            0%
At least 3 years but less than 4 years                      20
At least 4 years but less than 5 years                      40
At least 5 years but less than 6 years                      60
At least 6 years but less than 7 years                      80
7 years or more                                            100

The portion of the Companies' contributions that are not vested in such terminated participants will generally be forfeited and may be used to reduce future contributions of the Companies.

A participant may withdraw in cash a portion of their contributions subject to certain limitations and restrictions. The hardship withdrawal may be used to purchase a principal residence, avoid foreclosure on a mortgage, or pay bona fide medical or education expenditures.

F.     TRANSFER OF ASSETS

Effective January 1, 1996 all the assets of the RB&W Employees Retirement Savings Trust & Plan were transferred to the Individual Account Retirement Plan of Park-Ohio Industries. The value of plan assets transferred relating to this plan were $4,487,835.

                      Individual Account Retirement Plan of
                         Park-Ohio Industries, Inc. and
                          Other Sponsoring Corporations

                    Notes to Financial Statements--Continued


F.     TRANSFER OF ASSETS--CONTINUED

Also, effective January 1, 1996, former participants in the RB&W Employee Stock Ownership Plan who are active participants in the Plan, have the option of transferring their balances from the RB&W Employee Stock Ownership Plan to the Plan. The value of assets transferred to the Plan during 1996 was $3,962,630.

G.     TRANSACTIONS WITH PARTIES-IN-INTEREST

There were no reportable transactions with parties-in-interest during the year.

H.     INCOME TAX STATUS

The Internal Revenue Service has ruled that the Plan qualifies under Section 401(a) and 401(k) of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax laws. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrative Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status. The tax-exempt status of the Plan does not apply to the taxability of distributions to participants under the Plan.

I.     SUBSEQUENT EVENTS

Effective January 1, 1997, a loan provision was added to the Plan. A participant may withdraw from employee 401(k) contributions and earnings a minimum of $1,000 and a maximum of the lesser of 50% of the participant's eligible account or $50,000. Loan repayments will be made via payroll deductions on after tax dollars, which will commence thirty to sixty days after receipt and acceptance of the loan check. Terms of the loan will be five years for a personal loan and 15 years for a mortgage loan, with interest payable at prime plus one percent.

                      Individual Account Retirement Plan of
                         Park-Ohio Industries, Inc. and
                          Other Sponsoring Corporations

                    Notes to Financial Statements--Continued

I.     SUBSEQUENT EVENTS--CONTINUED

Under an amendment executed in 1997, which is retroactive to August 1, 1996, the Plan has been amended to provide for distribution of account balances for employees of Bennett Industries. Under this amendment, an employee of Bennett Industries, which was sold by Park-Ohio on July 31, 1996, may elect to receive an asset distribution from the Plan prior to retirement or termination of employment with the new employer.

Effective January 1, 1997, the underlying assets of the Fidelity Advisor Equity Income Fund have been transferred to the Victory Value Fund. At the same time, a new investment option, a small capitalization fund, was added. The underlying assets of this fund will be the Putnam New Opportunities Fund.

Also, the underlying assets of the Victory International Fund have been transferred to the Templeton Growth Fund, which represents the same investment option as the previous fund. The underlying assets of the Fidelity Income and Growth Fund have been transferred to the George Putnam of Boston Balanced Fund, which represents the same investment option as the previous fund.

                 Individual Account Retirement Plan of Park-Ohio
                Industries, Inc. and Other Sponsoring Corporation

           Form 5500, Line 27(a)--Assets Held for Investment Purposes

                                December 31, 1996

                                                           Description                            Fair Market
                 Identity of Issuer                         of Asset               Cost              Value
-------------------------------------------------------------------------------------------------------------------

KEY TRUST COMPANY OF OHIO N.A.
KeyCorp Prism Money Market Fund                           570,207 units       $     5,619,106    $     5,852,106
KeyCorp Victory Value Fund                                844,086 units             9,292,747         12,019,795
KeyCorp Victory Intermediate Income Fund                  351,567 units             3,313,133          3,346,926
KeyCorp Victory International Growth Fund                 53,464 units                684,765            696,643
Park Ohio Industries, Inc.                              117,338 shares of
                                                          common stock              2,088,705          1,510,727
Fidelity Advisor Equity Income Fund                       166,361 units             3,218,878          3,646,634
Fidelity Advisor Income & Growth Fund                     55,572 units                856,257            910,277
Participant loans                                                                      22,190             22,190
                                                                            ---------------------------------------

                                                                              $    25,095,781    $    28,005,298
                                                                            =======================================

                 Individual Account Retirement Plan of Park-Ohio
                Industries, Inc. and Other Sponsoring Corporation

           Form 5500, Line 27(d)--Schedule of Reportable Transactions

                          Year Ended December 31, 1996

                                                                                        Current Value
                                                                                         of Asset on
                                             Purchase        Selling        Cost of      Transaction    Net Realized
          Description of Asset                Price           Price          Asset           Date        Gain (Loss)
------------------------------------------------------------------------------------------------------------------------

CATEGORY (III)--SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS

KeyCorp Prism Money Market Fund
  Sale of 2,794,447.5 units                                 $3,720,757      $ 3,691,269    $ 3,695,146    $    29,488
  Purchase of 3,963,369.4 units             $ 5,598,137                       5,598,137      5,598,137
KeyCorp Victory Value Fund
  Sale of 174,453.3 units                                    2,933,143        1,862,056      2,166,714      1,071,087
  Purchase of 184,787.8 units                 2,485,982                       2,485,982      2,485,982
  Transfer of 119,589 units from RB&W
     Retirement & Savings Plan                                                1,309,861      1,475,736            N/A
KeyCorp Victory Intermediate Income Fund
  Sale of 130,550.6 units                                    1,243,071        1,229,772      1,274,777         13,299
Fidelity Advisor Equity Income Fund
  Purchase of 118,744.3 units                 2,263,001                       2,263,001      2,263,001
Fidelity Advisor Income & Growth Fund
  Purchase of 59,289.4 units                    912,846                         912,846        912,846


There were no category (i) or (ii) or (iv) reportable transactions during 1996.